UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of Golden Ocean Group Ltd. (the “Company”), dated July 28, 2025, announcing an update to the Company’s merger with CMB.TECH NV (the “Merger”) including, but not limited to, the Merger expecting to close on or around August 20, 2025 and the change of VPS registrar.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Peder Simonsen
Date: July 29, 2025	Name: Peder Simonsen
Title: Principal Executive Officer

Exhibit 99.1

GOGL – Update on Merger with CMB.TECH and Change of VPS Registrar
Hamilton, Bermuda, 28 July, 2025 – Reference is made to the stock exchange announcement made by Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) (“Golden Ocean”) and CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (“CMB.TECH”) on 28 May 2025, where a merger between Golden Ocean and CMB.TECH was announced (the “Merger”).
Assuming timely fulfillment of the relevant closing conditions, the parties aim to complete the Merger as soon as possible after the Golden Ocean Special General Meeting scheduled for 19 August 2025, currently expected on or around 20 August 2025, which will also be the first day of trading for the newly issued CMB.TECH Merger consideration shares on NYSE, Euronext Brussels and, tentatively, the first day of trading of CMB.TECH on Euronext Oslo Børs.
It is envisaged that Golden Ocean shareholders owning Golden Ocean common shares that trade on Nasdaq shall receive their portion of the new CMB.TECH ordinary shares that trade on NYSE, and Golden Ocean shareholders owning Golden Ocean common shares that trade on Euronext Oslo Børs shall receive their portion of the new CMB.TECH ordinary shares that are expected to trade on Euronext Oslo Børs.
In order to facilitate for the closing of the Merger, Golden Ocean has decided to change its registrar in Euronext Securities Oslo (“VPS”) from Nordea Trading & Custody Services, a part of Nordea Bank Abp, filial i Norge (“Nordea”), to DNB Carnegie, a part of DNB Bank ASA (“DNB”).
As part of this transition, the full holding of Golden Ocean shares currently registered with Nordea in Euroclear will be transferred to DNB via Clearstream.
In connection with the change of VPS registrar as well as to facilitate timely delivery and settlement of the Merger consideration shares to Golden Ocean shareholders with their shares trading on Euronext Oslo Børs, through the VPS, there will be a conversion stop in the VPS system. During this period, Golden Ocean shareholders will not be able to convert or transfer their Golden Ocean shares between Euronext Oslo Børs (VPS) and Nasdaq (DTC). Nordea is expected to halt conversion services approximately two (2) business days prior to the transfer to DNB and until the Merger has been completed, while DNB aims to resume conversion services for the CMB.TECH shares approximately two (2) business days after the CMB.TECH shares have begun trading on Euronext Oslo Børs. As a result, the conversion stop for the Golden Ocean shares is expected to occur on or about 4 August until the closing date of the Merger expected to be on or about 20 August 2025, and continuing for the CMB.TECH shares for approximately two (2) business days thereafter, depending on the timing of the registrar change and fulfilment of the relevant Merger closing conditions.